UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☑ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Vivosens Inc. dba Vivoo

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 19, 2017

Physical address of issuer
44 Tehama Street, San Francisco, CA, US

Website of issuer
http://www.vivoo.io

Current number of employees
8

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$998,530	$28,725
Cash & Cash Equivalents	$998,530	$28,725
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$210,000
Revenues/Sales	$22,099	$351.54
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(428,909)	$(157,438)

July 30, 2020

FORM C-AR/A

Vivosens Inc.



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "Form C- AR/A") is being furnished by Vivosens, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.vivoo.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is July 30, 2020 and amends the Company's Form C-AR that filed on April 30, 2020. The Company is required to file this Form C-AR/A because it closed a Regulation CF offering on April 24, 2020. This Form C-AR/A is for the fiscal year beginning on January 1, 2019 and ending December 31, 2019, and all information contained herein is only as of that date.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

About this Form C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibit hereto.

Vivosens Inc. is a Delaware corporation, incorporated on September 19, 2017.

The Company is located at 44 Tehama Street, San Francisco, CA, US.

The Company's website is http://www.vivoo.io.

The Company currently conducts business in the United States, Europe, the United Arab Emirates, and Japan.

The Business

Vivoo is a wellness assistant that provides personalized nutrition and wellness information to users. Utilizing urinalysis test strips to collect real and accurate data about each user, the Company then provides through a mobile application a highly personalized and accurate analysis of each user's data to provide user-specific wellness advice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has raised may not be enough to sustain the Company's business plan.
In order to achieve the Company's long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any

compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The product and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding our brand or technology;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising manufacturing costs;

• any changes in government policies and practices related to our products, labeling, advertising, claims, and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the efficacy of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely on various intellectual property rights, including patents trademarks, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected.

The use of individually identifiable data by our business is highly regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no long be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. If any compromise of our security or the securing of information residing with our business were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could us to additional legal risks.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company has not yet filed to qualify as a foreign corporation doing business in any state.
If any state determines that the Company's operations are sufficient to meet their independent statutory filing requirements regarding conducting business in their state, those states may attempt to impose fines, taxes, and other penalties on the Company, including retroactively.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Vivoo is a wellness app that guides users to a healthier lifestyle with real-time personalized advice based on their urine data. It also helps users to track their body parameters such as hydration, pH, immunity, ketones and much more.

Business Plan

The Company currently provides its products and services direct-to-consumer, targeting primarily health conscience millennials. The Company is also working to establish relationships with corporate wellness partners.

The Company's Products and/or Services

Product / Service	Description	Current Market
Wellness application with personalized services	Vivoo is a wellness app that guides users to a healthier lifestyle with real-time personalized advice based on their urine data. It also helps users to track their body parameters such as hydration, pH, immunity, ketones and much more.	The Company currently provides its products and services direct-to-consumer, targeting primarily health conscience millennials. The Company is also working to establish relationships with corporate wellness partners.

Competition

Vivoo is the first wellness application that communicates with your body data through our at-home urine test and guides you to make better decisions based on your body's needs.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Based on the Company's current model, our key competitors include Habit, Fitbit, Healthy.io, Lumen, MyFitnessPal, and Scanwell. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customer base is comprised of a diverse group of health-conscious individuals and corporate wellness partners. We are currently providing service to approximately 6000 individuals globally with our wellness application.

Supply Chain

We obtain our parts and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

Intellectual Property

The Company owns the general rights to usage of the business name Vivosens Inc., as well as general intellectual property related to urine test mobile detection and personalized nutrition guidance based on urine data.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
PCT/TR2018/050233 **PCT/TR2018/ 050233**	Provisional Patent	- Image processing system - Urine test design - Personalized advice-giving algorithm	PCT was filed on May 15, 2018	World Intellectual Property Organization

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88579627	Goods Mark	26.05.21 - Triangles that are completely or partially shaded 26.05.28 - Miscellaneous designs with overall triangular shape 26.05.28 - Triangular shape (miscellaneous overall shape	August 15, 2019	Pending	U.S. Patent & Trademark Office

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against, the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Miray Tayfun	CEO, Director Start Date: September 27, 2017 to current	As CEO, primarily responsible for managing the operations, business development, and finances of the Company.	Stanford University, GTM, B.Sc. Bioengineering, Yildiz Technical University
Gozde Buyukacaroglu	COO, Secretary Start Date: September 29, 2017 to current	As COO, primarily responsible for managing product development and the business operations of the Company.	B.Sc, Environmental Engineering, Istanbul Technical University

George Radman	CFO, Treasurer Start Date: January 18, 2019 - current	As CFO, primarily responsible for managing the financial actions of the Company.	Stanford University, GTM Ms. IT (IT Security), Deakin University. B.Laws, Victoria University
Ali Atasever	CTO	Primarily responsible for overseeing the Company's technology and relevant policy.	B.Sc. Physics, Ms. Mathematics, Bogazici University

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 8 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock (Restricted)
Amount outstanding/Face Value	13,338,298 (on fully diluted basis, including 3,038,000 shares reserved for employee stock options)
Voting Rights	One vote per share of Common Stock
Anti-Dilution Rights	None

Type of security	Series Seed Preferred Stock (Restricted) (includes Series Seed-1*, Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7)
Amount outstanding/Face Value	6,918,257 (on a fully diluted basis)
Voting Rights	Holders may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible, as provided for in the Restated Certificate of Incorporation
Anti-Dilution Rights	Major Investors have pro rata rights

* With the exception of 1,350,437 shares of Series Seed-1 Preferred Stock, which the Company issued as part of its Regulation CF Offering that was fully subscribed as of April 24, 2020, all other shares were issued and outstanding as of December 31, 2019.

The Company currently has no debt outstanding.

Ownership

A majority of the Company is owned by Miray Tayfun.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Miray Tayfun	5,700,000 shares of Common Stock*	28.14%

* These shares are subject to vesting pursuant to a Restricted Stock Purchase Agreement.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Vivosens Inc. (**"the Company"**) was incorporated on September 19, 2017 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. The Company produces a wellness application that communicates with your body data through an at-home urine test and guides you to make better decisions based on your body's needs. Vivoo is currently the only product in the market that provides this service in this unique way for end-users.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of December 31, 2019, the Company had an aggregate of $988,530 in cash and cash equivalents.

Our authorized capital stock is 27,174,812, par value $0.0000100 per share, of which 15,868,388 shares are issued and outstanding, including (i) 10,300,298 shares of Common Stock (3,038,000 additional shares of Common Stock have been reserved for employee stock options); and (ii) 5,568,090 shares of Preferred Stock (1,350,437 additional shares of Series Seed-1 Preferred Stock were reserved for issuance as part of the April 24, 2020 Regulation CF Offering).

Liquidity and Capital Resources

The Company has sufficient liquid assets to continue operations for the next 12 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. However, the Company may have opportunities to build automate production, for which the Company may raise additional capital, and/or use a combination of cash on hand plus financing.

Valuation

The Company was previously ascribed a pre-money valuation of $6,000,000 ($7,500,000 post-money).

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$10,100	10,100,000	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	September 19, 2017	Rule 701
KISS*	$120,000	N/A	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	November 7, 2017	Section 4(a)(2) - Reg D 506(b)
SAFE (1)*	$90,000	N/A	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	April 24, 2018	Section 4(a)(2) - Reg D 506(b)
SAFE (2)*	$155,000	N/A	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	January 23, 2019	Section 4(a)(2) - Reg D 506(b)
Convertible Note*	$200,000	N/A	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	January 25, 2019	Section 4(a)(2) - Reg D 506(b)
Series Seed Preferred Stock (includes Series Seed-1, Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7)	$1,000,000 **	5,567,820	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	December 19, 2019	Section 4(a)(2)
Common Stock (2)	N/A	800,298	General corporate purposes, including working capital, product development, manufacturing, marketing, and payroll	December 20, 2019	Section 4(a)(2)

* These securities converted into Series Seed Preferred Stock (Series Seed-1 (excluding 2,700,875 shares issued to Draper Associates V, L.P and Draper Associates Partners V, LLC), Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7) in December 2019.

** Excludes amounts raised from the cancellation of the above identified KISS, SAFE (1), and SAFE (2), and Convertible Note that converted into Series Seed Preferred Stock (consisting of a portion of Series Seed-1 and all of Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7) on December 20, 2019.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has entered into customary agreements with Related Persons, such as Intellectual Property Assignments, Subscription Agreements, and Incentive Stock Option Agreements. Additionally, the Company chose to redeem 600,000 shares of Common Stock from Miray Tayfun in December 2019 pursuant to a previously approved Shares Transfer Agreement. Further, pursuant to the same Shares Transfer Agreement, the Company purchased all the equity of Vivosens Biyoteknoloji Arge Sanayi Ve Ticaret Limited Sirkati, a Turkish limited company, which was entirely owned by Miray Tayfun, for an aggregate price of $10,000 Turkish Lira.

The Company's board of directors has reviewed all material transactions in an effort to ensure each is in the best interest of the Company; as a result, the Company does not believe it has engaged in any transaction or relationship that would give rise to an unacceptable conflict of interest.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Miray Tayfun
(Signature)

Miray Tayfun
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Miray Tayfun
(Signature)

Miray Tayfun
(Name)

Director
(Title)

July 30, 2020
(Date)

/s/George Radman
(Signature)

George Radman
(Name)

CFO
(Title)

July 30, 2020
(Date)

EXHIBIT A
Financials

I, Miray Tayfun, the CEO of Vivosens, Inc., hereby certify that the financial statements ofVivosens, Inc. and for the periods ending December 2018 and 2019 included in this Form C-AR/A are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of July 30, 2020.

/s/ Miray Tayfun

Chief Executive Officer

VIVOSENS INC.
INDEPENDENT
ACCOUNTANTS REVIEW
REPORT AND
FINANCIAL STATEMENTS
FOR THE YEAR ENDING
DECEMBER 31, 2019

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ....

FINANCIAL STATEMENTS

CERTIFIED PUBLIC ACCOUNTANT

2623 Ashfield Ct
St. Augustine, FL 32902
PH: (888) 390-6282
JaJuan@mycfobenefits.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vivosens Inc

Report on the Financial Statements

I have reviewed the accompanying financial statements of Vivosens Inc. which comprise the balance sheet, as of December 31, 2019 and the related Statement of Operations, for the years January 1, 2019 thru December 31, 2019, changes in stock holders equity, and statements of cash flow for the year then ended, and the
related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

JaJuan Williams, CPA

JaJuan Williams, CPA
Indiana #CP11900309

July 30, 2020

Vivosens, Inc.
BALANCE SHEET
As of December 31, 2019
(Unaudited)

	$
ASSETS	
Current Assets:	
Cash and cash equivalents	998,530
Total Current Assets	998,530
Non-current Assets:	
Intangible Assets-Intellectual Property	-
Total Non-Current Assets	-
TOTAL ASSETS	**998,530**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Current Liabilities:	
Accounts payable	-
Accrued expenses	-
Total Current Liabilities	-
Long Term Liabilities:	
Convertible Bonds	-
SAFE	-
Total Long Term Liabilities	-
TOTAL LIABILITIES	-
Stockholders' Equity:	
Authorized Share Capital	20,256,555
Additional paid in capital	1,608,714
Retained earnings/(loss)	(620,185)
Total Stockholders' Equity	988,530
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**988,530**

Vivosens, Inc.
STATEMENT OF OPERATIONS
For the period from January 1, 2019 through Decmber 31, 2019
(Unaudited)

	$
Revenues	22,099
Cost of revenues	-
Gross Profit (Loss)	22,099
Operating Expenses:	
Advertising & marketing	858
Bank Charges & Fees	1,599
Contractors	8,502
Insurance	4,950
Legal & Professional Services	1,283
Meal & Entertainment	15,157
Miscellaneous Expense	10,187
Office Supplies & Software	306,532
Other Business Expenses	10,434
Rent & Lease	22,030
Taxes & Licenses	7,389
Travel	62,087
Total Operating Expenses	451,009
Operating Income (Loss)	(428,910)
Provision for Income Taxes	-
Net Loss	**(428,910)**

Vivosens, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For the period from January 1, 2019 through December 31, 2019
(Unaudited)

	Common Stock - Shares	Common Stock - Value ($)	Subscription Receivables ($)	Prefered Shares	Accumulated Gain/ (Deficit) ($)	Total Stockholders' Equity ($)
Balance as of December 31, 2018	-	-			(181,275)	(181,275)
Sale of common stock	600,000	0.03333				20,000
Prefered Shares	6,918,257	0.3703		1,588,714		1,588,714
Net Income (Loss)					(428,910)	(428,910)
Balance as of December 31, 2019	**7,518,257**		**-**	**1,588,714**	**(610,185)**	**998,530**

Vivosens, Inc.
STATEMENT OF CASH FLOWS
For the period from January 1, 2019 through December 31, 2019
(Unaudited)

	$
Cash Flows From Operating Activities	
Net Loss	(428,910)
Add back:	
Depreciation	-
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) Decrease in patent and trademarks	-
(Decrease) Increase in accrued expenses	-
Net Cash Used In Operating Activities	(428,910)
Cash Flows From Investing Activities	
Purchase of property and equipment	-
Net Cash Used In Investing Activities	-
Cash Flows From Financing Activities	
Advances from founder and related parties	-
Capital contributions	
Prefered Shares	1,588,714
	-
Net Cash Provided By Financing Activities	1,588,714
Net Change In Cash and Cash Equivalents	1,159,805
Cash and Cash Equivalents at Beginning of Period	28,725
Cash and Cash Equivalents at End of Period	**1,188,530**

Vivosens, Inc.
STATEMENT OF OPERATIONS
For the period from January 1, 2019 through December 31, 2019
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS:

Vivosens, Inc. (which may be referred to as the "Company," "we," "us," or "our") is a direct-to-consumer service that guides users to make healthier choices with personalized nutrition and lifestyle advice based on weekly home urine tests.

In the year 2019, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2019, the Company has found more investors and working capital is managed from this fund. In the 3rd year of operations, the company has made significant revenue from sales but is likely to incur a net loss in the year. During the next 12 months, the Company intends to fund its operations with funding from investors and issuance of convertible notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on September 19, 2017 in the State of Delaware. The Company is headquartered in San Francisco, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, the Company had more than $988,529 cash in hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019, the Company did not have any outstanding accounts receivable.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2019.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2019 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities is in effective from December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. The Company had filed tax returns for 2017 & 2018 with the IRS and States.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

The company has issued shares of $100 as of December 31, 2019 to its founders and investor who have exercised their option that was given at the inception of company.

NOTE 6 – STOCK BASED COMPENSATION

Stock Option Plan

In September 2017, the Company adopted a 2017 equity incentive plan ("2017 Plan") which permits the grant or option of shares to its owners and key employees for up to 10,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over two years.

As of December 31, 2019, the Company's owners and key employees had exercised their options to purchase 9,400,000 shares of the Company's common stock at a fair value of $0.00001 each and 600,000 shares of the company's common stock at a fair market value of $0.03333 each.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds through an investor's campaign and the issuance of convertible notes (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – ISSUANCE OF BONDS

Issuance of SAFE

In the year 2019, the Company has issued $174,973 of SAFE (simple agreement for future equity) under various agreements. The maturity of SAFE will be in the event of change of control or an Initial Public Offering. As of 2019 the Company exercise and convert all SAFE to preferred Stock.

Issuance of Convertible Notes

During the year 2019, the Company issued $200,000 of 5% convertible notes (the "Notes") due. The Notes are unsecured. The conversion of Notes are due in the event that the Company issues and sells shares of its capital stock to investors on or before the date of the repayment in full. The maturity date is on or after the second anniversary of the date of issuance. As of December 2019 the Company exercised and converted all convertible notes to preferred Stock.

Issuance of Crowdfunded Offering

During the year 2019, the total capital raised is $1,588,714.00 USD. $1,023,741 USD cash from a Silicon Valley VC funds, $64,973 and the option of 500,000 USD through crowdfunding. These investments represent a 20% total share in the company.

NOTE 9 - SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through January 14, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

Vivosens, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)

	$
ASSETS	
Current Assets:	
Cash and cash equivalents	28,725
Total Current Assets	28,725
TOTAL ASSETS	**28,725**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Current Liabilities:	
Accounts payable	-
Accrued expenses	-
Total Current Liabilities	-
Long Term Liabilities:	
Convertible Bonds	120,000
SAFE	90,000
Total Long Term Liabilities	210,000
TOTAL LIABILITIES	210,000
Stockholders' Equity:	
Authorized Share Capital	10,000,000
Share Capital	-
Additional paid in capital	-
Retained earnings	(181,275)
Total Stockholders' Equity	(181,275)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**28,725**

Vivosens, Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2018
(Unaudited)

	$
Revenues	351.54
Cost of revenues	-
Gross Profit (Loss)	351.54
Operating Expenses:	
Advertising & marketing	5,000
Bank Charges & Fees	624
Contractors	33,500
Meal & Entertainment	22,000
Office Supplies & Software	76,650
Reimbursable Expenses	8,200
Rent & Lease	9,816
Travel	2,000
Total Operating Expenses	157,790
Operating Income (Loss)	(157,438)
Provision for Income Taxes	-
Net Loss	(157,438)

Vivosens, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2018
(Unaudited)

	Common Stock Shares	Common Stock Value ($)	Subscription Receivables ($)	Additional Paid in Capital ($)	Accumulated Gain/(Deficit) ($)	Total Stockholders' Equity ($)
Balance as of December 31, 2017	-	-	-		(23,837)	(23,837)
Sale of common stock	-	-				-
Net Income (Loss)					(157,438)	(157,438)
Balance as of December 31, 2018	**-**	**-**	**-**	**-**	**(181,275)**	**(181,275)**

Vivosens, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018
(Unaudited)

	$
Cash Flows From Operating Activities	
Net Loss	(157,438)
Add back:	
Depreciation	-
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) Decrease in patent and trademarks	-
(Decrease) Increase in accrued expenses	-
Net Cash Used In Operating Activities	(157,438)
Cash Flows From Investing Activities	
Purchase of property and equipment	-
Net Cash Used In Investing Activities	-
Cash Flows From Financing Activities	
Advances from founder and related parties	-
Capital contributions	-
Convertible Bonds	-
SAFE	90,000
Net Cash Provided By Financing Activities	90,000
Net Change In Cash and Cash Equivalents	(67,438)
Cash and Cash Equivalents at Beginning of Period	96,163
Cash and Cash Equivalents at End of Period	**28,725**

Vivosens, Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2018
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS:

Vivosens, Inc. (which may be referred to as the "Company," "we," "us," or "our") is a direct-to-consumer service that guides users to make healthier choices with personalized nutrition and lifestyle advice based on weekly home urine tests.

In the year 2018, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2018, the Company has found more investors and working capital is managed from this fund. As the 2st year of operations, company has not made any significant revenue from sales and is likely to incur losses in the next year also. During the next 12 months, the Company intends to fund its operations with funding from investors and issuance of convertible notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on September 19, 2017 in the State of Delaware. The Company is headquartered in San Francisco, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, the Company had more than 28,725 cash in hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, the Company did not have any outstanding accounts receivable.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2018.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2017, the Company has not yet filed any Federal or state tax returns.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

The company has not issued any share as of December 31, 2018.

NOTE 6 – STOCK BASED COMPENSATION

Stock Option Plan

In September 2017, the Company adopted a 2017 equity incentive plan ("2017 Plan") which permits the grant or option of shares to its owners and key employees for up to 10,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over two years.

As of December 31, 2018, the Company had offered to issue options to purchase 10,000,000 shares of the Company's common stock at a fair value as of the date of grant.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds through an investor's campaign and the issuance of convertible notes (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 - ISSUANCE OF BONDS & SHARES

Issuance of Convertible Notes

In the year 2018, the Company issued $90,000 of SAFE (simple agreement for future equity). The maturity of SAFE will be in the event of change of control or an Initial Public Offering. As of 2018, none of these events have occurred.

Issuance of Common Stock

During 2018, no common stock is issued.

NOTE 9 - SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 25, 2019, the date the financial statements were available to be issued. Based on this evaluation, the below material event was identified which require disclosure in the financial statements.

Equity stocks are issued to the 4 founders & 1 investor of company have exercised their option to purchase shares of company with a value of $10 million.